Via EDGAR (Correspondence)

January 18, 2007

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Raytheon Company

Form 10-K: For the Year Ended December 31, 2005

File Number: 001-13699

Dear Mr. Fay:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 10-K of Raytheon Company (the “Company”) for the year ended December 31, 2005 (File Number 001-13699) (the “Form 10-K”), as set forth in your letter dated November 29, 2006.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pension Costs, page 37

1. We note that you had unrecognized actuarial losses of approximately $5.1 billion at December 31, 2005. Furthermore, we note per your discussion in Note N to your financial statements that your pension benefit obligation increased by approximately $1.15 billion and $1.07 billion in 2005 and 2004, respectively, as a result of actuarial losses. Please describe for us in further detail (and quantify to the extent necessary) the changes in discount rates, differences between actual and assumed asset returns, and differences between actual and assumed demographic experience which have contributed to the accumulation of significant unrecognized actuarial losses. Furthermore, please tell us and disclose in future filings i) whether actuarial losses are expected to continue to be realized and ii) whether you expect to revise your pension accounting assumptions as a result of the differences between your historical assumptions and your historical experience.

Our pension plans had an unrecognized actuarial loss of approximately $5.1 billion at December 31, 2005 versus an unrecognized actuarial gain of approximately $1.8 billion at December 31, 2000. The approximate $6.9 billion unamortized decline during the five year period was primarily a result of volatile asset returns, a significant decline in discount rates used to value plan obligations, and to a lesser extent changes in demographic experience and economic losses.

Like many plan sponsors, our asset returns in 2001 and 2002 were well below expectations. Although we have realized returns in excess of expectations in recent years, our actual return on plan assets was approximately $3.6 billion below our expectations over the five year period. We currently use a long-term return on assets assumption of 8.75%, which we feel is appropriate given our investment policy and is supported by our economic modeling of expected returns and standard deviations by our various investment categories.

At December 31, 2000, we valued plan obligations with a discount rate of 7.75%, compared to the discount rate of 5.75% used at December 31, 2005. The 200 basis point decrease in the discount rate generated a loss of approximately $3.1 billion over this time period. We set our discount rate based on high quality corporate bond yields.

As of December 31, 2005, we updated the mortality table used to calculate plan liabilities to reflect future expected plan experience. The mortality table used was a variant of the RP-2000 mortality tables published by the Society of Actuaries. This change increased plan liabilities by approximately $0.8 billion.

Like all plan sponsors, we believe that we will continue to experience liability gains or losses to the extent that the above mentioned items change each year. We periodically review all assumptions to determine their appropriateness, based on past and future expected experience. To the extent that we feel any changes are warranted, we will change assumptions accordingly and disclose the nature of and impact of these changes in our financial statements. In future filings, we also will disclose in MD&A whether we continue to expect actuarial gains and losses to be realized and whether we expect to revise our pension accounting assumptions as a result of the differences between our historical assumptions and our historical experience.

Item 8 – Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 53

2. It appears that your “Other accrued expenses” balance represents approximately 24% and 25% of our total current liabilities balance at December 31, 2005 and 2004, respectively. For each of the aforementioned periods, please tell us whether your reported “Other accrued expenses” balance includes any individual items that exceed 5% of your total current liabilities balances. If so, please disclose those individual items separately in future filings. Refer to paragraph 20 of rule 5-02 of Regulation S-X for further guidance.

No individual items included in “Other accrued expenses” exceeded five percent of our total current liabilities for the years ended December 31, 2005 or 2004. As we have in the past, we will continue to monitor the components included in “Other accrued expenses” to ensure balances greater than five percent of total current liabilities are disclosed as required by Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page 57

Note A: Accounting Policies, page 57

Lot Accounting, page 57

3. It appears that you have changed your basis of measurement of costs attributed to delivered aircraft (when applying lot accounting) from “average cost” to “average margin.” Please explain to us the reason for the change in this measurement basis, when this change became effective, the impact of the change on your results of operations and balance sheet for the periods in which this change was effective, and why you did not account for this as a change in accounting policy.

We have consistently used an average margin basis to attribute costs to delivered aircraft, and have prepared our books and records in this manner, so there has been no change in our measurement basis. However, prior to 2005, we inadvertently described in our Form 10-K our measurement basis as being one of average cost rather than average margin. This disclosure was corrected in our 2005 Form 10-K.

Note L: Commitments and Contingencies, page 74

4. Please explain to us your consideration of EITF No. 00-24 and FIN 45 with regard to trade-in incentives offered on aircraft sales. Also explain to us and disclose your accounting for these incentives. As a part of your response, tell us i) the amount of sales recorded in each of the last three years subject to trade-in incentives, ii) the aggregate amount of the pre-determined trade-in values associated with those sales, and iii) whether you have committed to future sales arrangements (e.g. sales of the Hawker 4000 or Premier) which offer similar trade-in incentives.

We have offered a total of 16 trade-in incentives (Guaranteed Trade Back or “GTB”) as part of the sales contract for aircraft sold in 2005, 2004, and 2003. The following is a summary of total aircraft sales and other specific information related to those incentives:

	2005	2004	2003
Total Aircraft sales, net	$2,856M	$2,421M	$2,088M
Amount of sales subject to trade-in incentives	$82.5M	$18.6M	$59.7M
Aggregate amount of the trade-in values associated with those sales [maximum to minimum value over the life of the GTB]	$63.2-$35.2M	$13.6-$3.8M	$49.9-$32.3M
Number of trade-in incentives offered	8	2	6

In 2006, we offered 6 trade-in incentives on aircraft sales with a sales value of $70.0 million, with an aggregate trade-in amount between $53.1 and $34.8 million. Furthermore, we have offered 3 trade-in incentives for sales expected in 2007. The expected amount of sales subject to those trade-in incentives is $36.5 million with an aggregate trade-in amount between $29.6 and $14.5 million.

The GTB provides for a guaranteed trade-in dollar value to be applied against a future aircraft purchase of equal or greater value from us assuming both parties mutually agree to a negotiated contract for the new aircraft. The GTB agreements generally have a stated duration ranging from two to five years, in which the GTB declines in value over time. GTBs are not assignable to third parties.

Aircraft sale transactions that include a GTB right are accounted for consistent with Emerging Issues Task Force 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), as a separate revenue element and the valuation of the GTB is determined pursuant to FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). We note that the majority view expressed in Emerging Issues Task Force 00-24, Revenue Recognition: Sales Arrangements That Include Specified-Price Trade-in Rights, was nullified by FIN 45.

In determining a valuation methodology for a GTB, we incorporate industry market information related to premiums charged for residual value insurance on like-kind assets and modified the premium by the historical rate of occurrence that GTBs are exercised on an individual aircraft model basis. This resulted in a premium between 0.33% and 0.80%, for fiscal year 2005, which varied depending on the aircraft model type. The GTB premium is applied to the original aircraft sales price; that amount of revenue from the aircraft sale is then deferred and recognized ratably over the duration of the GTB.

In the event a customer contracts for a new aircraft and it is probable that a sale will occur, the expected fair market value of the aircraft at the point of trade is compared to the trade-in value that we are obligated to provide under the GTB. If the obligation exceeds the expected fair market value and the resulting transaction would result in a loss contract, the loss is recorded at that time, consistent with Statement of Financial Standard No. 5, Accounting for Contingencies. If the obligation exceeds the expected fair market value and the resulting transaction does not result in a loss contract, the loss related to the trade-in is recorded at the time of trade. Generally, if the fair market value of the aircraft at the point of trade would be greater than the obligation, the customer would not be expected to exercise their trade-in right.

At December 31, 2005, the aggregate fair value of the GTBs outstanding at that time was less than $500,000 and therefore was not disclosed based on its immateriality. In future filings we will disclose the fair value of the GTBs, if warranted.

5. Please explain to us your consideration of FIN 45 in regard to the guarantees and letters of credit you provide to affiliates not consolidated by you. In particular, tell us if you have recorded an obligation for the fair value of the respective forms of these guarantees pursuant to paragraphs 8 and 9 of FIN 45. If any obligations related to such guarantees have been recorded, please disclose the carrying amount of the liability in future filings. Refer to the requirements of paragraph 13(c) of FIN 45.

Each quarter we assess the initial fair value of obligations provided to unconsolidated affiliates to stand ready to perform under guarantees and letters of credit in accordance with FIN 45 by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance, as well as other assumptions and factors. At December 31, 2005 the fair value of all such guarantees and letters of credit was estimated to be less than $250,000. We concluded that this amount was not material to our financial position, results of operations or cash flows, and consequently, did not disclose this amount in our financial statements.

We will continue our internal process of monitoring obligations provided to unconsolidated affiliates to stand ready to perform under guarantees and letters of credit in accordance with FIN 45. In future filings we will disclose the fair values of such obligations, if warranted.

6. Please tell us and disclose the circumstances under which Flight Operations may be required to buy back fractional interests of its customers, how the fair values of the fractional interests are determined under such circumstances, and the significant terms and conditions related thereto. In addition, given your customers’ ability to require that you repurchase the fractional shares at fair value, please tell us and expand your disclosure in “Note A: Accounting Policies” to discuss how you determine the amount of revenue from the sale of fractional shares that will be recognized over the expected life of the customer relationship. Furthermore, please disclose how costs are recognized under your fractional interest sales arrangements.

There are two general circumstances under which Flight Options could be required to repurchase a fractional share:

1.	A customer requests to terminate, at any time, its agreements with Flight Options and

2.	On maturity of the five-year agreements with Flight Options.

Flight Options is obligated to buy back the fractional share at fair market value less a remarketing fee. Depending on the terms set forth in the Owner’s Purchase Agreement, Flight Options must fund the repurchase 90 days from the date of customer notice or the date of the signed repurchase agreement. In addition upon default by the owner or maturity of the agreement, Flight Options has the right to buy back the fractional share at fair value.

The fair market value of a fractional interest is based upon the fair market value of the underlying aircraft. The primary source used to determine fair market value is the current version of the Aircraft Price Digest and Blue Book, including the “Airframe Time Adjustments,” which are standard industry valuation adjustments that take into account excess use in the form of hours flown and model year.

As the buyback provisions are at fair market value, less remarketing costs, there is no revenue deferral associated with the repurchase requirement stated in the agreements; however, we record the net sales price of the fractional share as deferred revenue to be recognized on a straight-line basis over the average expected life of Flight Options’ customer relationships.

The costs of the fractional interest sold are also deferred and recognized on a straight-line basis over the same average expected life of Flight Options’ customer relationships.

Flight Options’ net sales were less than 3% of total Raytheon Company net sales for the year ended December 31, 2005, and Flight Options is reported as part of our Other Segment in Note O: Business Segment Reporting. As Flight Options is immaterial to our total operations and not part of our core business, we believe that our current disclosures in our financial statements regarding Flight Options’ revenue recognition policies are adequate.

Note O: Business Segment Reporting, page 87

7. We note that you have disclosed the non-GAAP measure “Free Cash Flow” in Note O to your financial statements. However, we note that Item 10(e)(1)(ii)(C) does not allow the presentation of non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP or in the accompanying notes. As such please discontinue the presentation of “Free Cash Flow” in the notes to your financial statements.

We have decided not to present “Free Cash Flow” in our 2006 annual financial statements or subsequent filings.

However, we believe that based on the guidance in Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131), our disclosures in our 2005 annual financial statements were appropriate. We disclosed two measures of segment profit and loss in Note O to our financial statements that are used by the chief operating decision maker for purposes of making decisions regarding the allocation of resources to each segment and assessing the performance of each segment. We disclosed operating income, representing the primary measure of segment profitability, and Free Cash Flow, representing a secondary measure of segment profitability.

Our presentation of a second measure of operating performance was based on the principles addressed in paragraphs 3 and 8 of SFAS 131 and, in part, on the response to Question 18 in the SEC’s Frequently Asked Questions regarding the use of Non-GAAP Financial Measures dated June 13, 2003. Based on that interpretation, we believe our disclosure of Free Cash Flow as a supplemental measure of segment profitability was appropriate.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 781-522-5810 or Michael J. Wood, Vice President and Chief Accounting Officer at 781-522-5833, if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ David C. Wajsgras
David C. Wajsgras
Senior Vice President and
Chief Financial Officer